UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42256

WORK Medical Technology Group LTD

1/88 Cook St, Auckland City, 1001, New Zealand
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

In connection with the extraordinary general meeting of shareholders (the “Meeting”) of WORK Medical Technology Group LTD, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the notice and proxy statement of the Meeting and the form of proxy card as Exhibits 99.1 and 99.2, respectively.

Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Meeting, dated November 4, 2026, to be mailed to shareholders of the Company in connection with the Meeting
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 4, 2026	WORK Medical Technology Group LTD

	By:	/s/ Shuang Wu
	Name:	Shuang Wu
	Title:	Chief Executive Officer

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